Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

	Successor Company					Predecessor Company
	Year Ended December 31,			November 1, - December 31, 2004		January 1, - October 31, 2004	Year Ended December 31, 2003
	2007	2006	2005
	(in thousands, except ratios)
Earnings:
Income (loss) before income taxes	$85,579	$63,413	$100,057	$(11,450	) $	547,520	$(71,630)
Add: Fixed charges as below	63,280	66,327	71,636	13,283		83,670	162,571
Less: Distributions on preferred securities of subsidiary trust
	—	—	—	—		—	(14,945)
Total	$148,859	$129,740	$171,693	$1,833		$631,190	$75,996

Fixed Charges:
Interest charges	$56,942	$56,016	$61,295	$11,021		$72,822	$147,626
Interest on rent expense	6,338	10,311	10,341	2,262		10,848	—
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—		—	14,945
Total	$63,280	$66,327	$71,636	$13,283		$83,670	$162,571

Ratio of earnings to fixed charges	2.35	1.96	2.40	—		7.54	—

Earnings to fixed charges deficit	$—	$—	$—	$(11,450	) $	—	$(86,575)